Exhibit 99.3

GCL Announces Expanded $10 Million Strategic Investment from ADATA Technology to Accelerate Global Entertainment and Digital Growth

$10 million investment values 4Divinity publishing subsidiary at $250 million

SINGAPORE, Jan. 30, 2026 (GLOBE NEWSWIRE) -- GCL Global Holdings Ltd (Nasdaq: GCL) (“GCL” or the “Company”), a leading provider of games and entertainment, today announced that its publishing subsidiary, 4Divinity Pte. Ltd. (“4Divinity”), has received an additional $10.0 million strategic investment from ADATA Technology Co., Ltd. (“ADATA”), a world leader in memory and storage solutions, following ADATA’s initial investment of $3.0 million announced in December 2025. Parties have closed the investment at a price of $2.50 per share, representing a valuation of $250 million for 4Divinity. The investment provides 4Divinity with the capital to continue securing high-profile global game titles, enhancing its digital distribution infrastructure, and strengthening its position as a leading game publisher in the international market.

Beyond capital, the investment offers significant potential for operational synergies. ADATA and 4Divinity intend to explore strategic tie-ins, including the potential development of branded memory cards and gaming peripherals customized with 4Divinity’s exclusive game IP, creating a unique value proposition for gamers worldwide.

“This is our vote of confidence in 4Divinity’s potential to become a dominant force in global game publishing,” said Simon Chen, Chairman and CEO of ADATA. “With this second investment, we are ensuring 4Divinity has the financial agility to accelerate market share capture and integrate our technological DNA into the gaming experiences of tomorrow through customized hardware and IP-driven products.”

“We are excited to deepen our relationship with ADATA,” said Sebastian Toke, Group CEO of GCL. “This investment allows 4Divinity to evolve from a regional player into a global contender. It provides the foundation to execute our vision for high-quality content distribution, while bringing in a partner that is truly invested in long-term innovation, particularly through hardware synergies that enhance the value of our growing library of game IP.”

Strategic Highlights:

●	Focused Subsidiary Growth: The equity investment is dedicated to 4Divinity, empowering the subsidiary to lead GCL’s global publishing charge, allowing for immediate scaling of 4Divinity’s current and upcoming projects.

●	Hardware & IP Synergies: The partnership will explore unique product tie-ins, such as memory cards and gaming products customized with 4Divinity’s game IP, bridging the gap between hardware and software

About GCL Global Holdings

GCL Global Holdings Ltd. (“GCL”) is a holding company incorporated in the Cayman Islands (GCL together with its subsidiaries, the “GCL Group”). Through its operating subsidiaries, GCL Group unites people through its ecosystem of content and hardware in games and entertainment, enabling creators to deliver engaging experiences to gaming communities worldwide with a strategic focus on the rapidly expanding Asian gaming market.

Drawing on a deep understanding of gaming trends and market dynamics, GCL Group leverages its diverse portfolio of digital and physical content as well as multimedia peripherals to bridge cultures and reach a global audience by introducing Asian-developed IP across consoles, PCs, and streaming platforms. Learn more at https://www.gclglobalholdings.com/

About 4Divinity

4Divinity is a digital and retail games publishing company and a majority-owned subsidiary of GCL, focused on bringing exciting game content from around the world to Asia and introducing Asian content to a global market. Along with its sister company, Epicsoft Asia, 4Divinity is partnering with publishers and development studios to introduce brand-new IP to the region. https://www.4divinity.com/

About ADATA – Innovating the Future

ADATA Technology is the world’s second-largest manufacturer of DRAM memory and branded solid state drives, ranked top 25 among Best Taiwan Global Brands. ADATA’s main product lines include memory modules, solid state drives, consumer electronics, and industrial solutions. The company has also expanded into enterprise storage under the TRUSTA brand, AI AMR robots, electric vehicles, and gaming products through its XPG brand. ADATA’s products have garnered wide international acclaim over the years including iF Design, Red Dot Design, and Taiwan Excellence awards. Looking to the future, ADATA remains committed to its sustainable vision of “Innovate Today, Embrace Tomorrow.” The company continues to embody the “hummingbird spirit” as it uses innovative technology to create a smart and colorful life for people everywhere. For more information, please visit www.adata.com.

Forward-Looking Statements

This press release includes “forward-looking statements” made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements may also include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the estimated implied enterprise value of GCL, GCL’s ability to scale and grow its business, the advantages and expected growth of GCL, and GCL’s ability to source and retain creative talent and publish games. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of GCL’s management and are not predictions of actual performance.

These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although GCL believes that it has a reasonable basis for each forward-looking statement contained in this press release, GCL cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in GCL’s annual report on Form 20-F, filed with the SEC on July 31, 2025, and other documents filed by GCL from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. GCL cannot assure you that the forward-looking statements in this press release will prove to be accurate. There may be additional risks that GCL presently knows or that GCL currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of GCL as of the date of this press release. Subsequent events and developments may cause those views to change. However, while GCL may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of GCL as of any date subsequent to the date of this press release. Except as may be required by law, GCL does not undertake any duty to update these forward-looking statements.

GCL Investor Relations:

Crocker Coulson

crocker.coulson@aummedia.org

(646) 652-7185

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